Secured Income L.P.
340 Pemberwick Road
Greenwich, CT 06831

October 25, 2011

Mr. Michael McTiernan
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Secured Income L.P. (the “Company”)
File No. 000-17412
Form 10-K for Fiscal Year Ended December 31, 2010

Dear Mr. McTiernan:

In response to your letter dated September 19, 2011 to Mr. James Hussey, Chief Financial Officer of Wilder Richman Resources Corporation (“WRRC”), a general partner of the Company, we provide the following explanations and responses to the comments of the Staff of the Division of Corporation Finance with respect to the filing referenced above.  For your convenience, the Staff’s comments have been presented herein in bold, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Cover Page of Form 10-K

1.
We note that you have incorporated certain disclosure by reference from your prospectus dated March 5, 1987.  In future Exchange Act periodic reports, please file all relevant pages from your prospectus or post-effective amendments as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act.

The Company’s response:

The relevant pages of the Company’s prospectus were filed as Exhibits 99.1 through 99.5 to the Company’s Annual Report on Form 10-K through incorporation by reference to prior paper filings in accordance with Rule 12b-32 of the Exchange Act.  In response to the Staff’s comment, the Company filed a Form 10-K/A on October 25, 2011 and filed therewith the relevant pages of the Company’s prospectus as exhibits on EDGAR.  In future filings, the Company will incorporate the information by reference to such Form 10-K/A in accordance with Rule 12b-32 of the Exchange Act.

Signatures, page 16

2.
Please refer to General Instruction D of Form 10-K, which indicates that where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report.  Please tell us how your signatures, as provided, comply with such instructions.

Mr. McTiernan
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 25, 2011

The Company’s response:

The Company has three general partners, and in accordance with the Exchange Act Forms Compliance and Disclosure Interpretations Question 104.05, two of the three general partners have signed the Form 10-K/A filed on October 25, 2011.  Each signing general partner has two directors, and, in response to the Staff’s comment, both of the directors of each signing general partner have signed the Form 10-K/A filed on October 25, 2011.

Statement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters.  Please contact me directly at 203-413-0365 to discuss this in more detail or to provide further clarification or explanation of the responses set forth herein.

Sincerely,

/s/James Hussey
James Hussey
Chief Financial Officer
Wilder Richman Resources Corporation
a general partner of the Company